UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___________)*

Zoro Mining Corp.

 (Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class Securities)

98977W201

(CUSIP NUMBER)

February 13, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  98977W201

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Agosto Corporation Limited and J. Gordon Murphy as joint filers pursuant to Rule 13d-1(k)

2.	Check the appropriate Box if a Member of a Group (See Instructions)

(a)	…………………………………………………………………………………………

(b)	…………………………………………………………………………………………
______________________________________________________________________________________

3.	SEC Use Only ……………………………………………………………………………..
______________________________________________________________________________________

4.	Citizenship or Place of Organization …... Agosto is a British Virgin Islands corporation. J. Gordon Murphy is a citizen of Canada.
______________________________________________________________________________________

Number of                      5.           Sole Voting Power …........…3,185,000 shares are beneficially owned by Agosto; and
        3,418,890 shares are beneficially owned by Dr. Murphy.
        See further description in Item 4 below.
Shares Bene-                      ________________________________________________________________________
ficially by                      6.           Shared Voting Power .........…0…………………………………………………………
Owned by Each                 ________________________________________________________________________
Reporting                      7.           Sole Dispositive Power .....…3,185,000 shares are beneficially owned by Agosto; and
        3,418,890 shares are beneficially owned by Dr. Murphy.
        See further description in Item 4 below.
Person With:                      ________________________________________________________________________
                                       8.            Shared Dispositive Power ..0……………………………………………………..
______________________________________________________________________________________

9	Aggregate Amount Beneficially Owned by Each Reporting Person…5.84% by J. Gordon Murphy, of whichapproximately 5.44% is beneficially owned by Agosto (see further description inItem 4 below)………….

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)…..

11	Percent of Class Represented by Amount in Row (9)……5.84%……………………...
______________________________________________________________________________________

12	Type of Reporting Person (See Instructions)..……………………………………………

•	Agosto Corporation Ltd: CO
•	J. Gordon Murphy: IN
______________________________________________________________________________________

        Item 1
(a)	Name of Issuer: Address of Issuer's Principal Executive Offices:	Zoro Mining Corp. 3040 North Campbell Ave. #110 Tucson, AZ 85719

        Item 2 (a), and (b):
This Schedule 13G is being filed on behalf of Agosto Corporation Ltd., and J. Gordon Murphy, as joint filers (collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which has been previously filed with the SEC and is incorporated by reference in this filing, pursuant to which the Reporting Persons agreed to file this Schedule 13G/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Reporting Persons is:

Catherine E. Christopher Building
Wickhams Cay 1, Road Town
Tortola, British Virgin Islands

(c) Citizenship:	Agosto is a British Virgin Islands corporation. Dr. Murphy is a Canadian citizen.

(d) Title of Class of Securities:	Common Stock, par value $0.00001 per share

(e) CUSIP Number:	98977W201

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d- 1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:   3,418,890 shares by Dr. Murphy.  Dr. Murphy’s beneficial ownership includes 3,185,000 shares beneficially held by Agosto Corporation .  J. Gordon Murphy is the sole shareholder and a control person of Agosto Corporation and therefore for the purposes of Rule 13d-3 Dr. Murphy may be deemed the beneficial owner of the shares beneficially held by Agosto Corporation.

(b) Percent of class:	5.84% by Dr. Murphy, of which 5.44% is held by Agosto.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	3,418,890 shares by Dr. Murphy, of which 3,185,000 shares are beneficially held by Agosto.

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of	3,418,890 shares by Dr. Murphy, of which 3,185,000 shares are beneficially held by Agosto.

(iv) Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on Bythe Parent Holding Company or Control Person. Not Applicable

Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13 , 2012

/s/ Agosto Corporation Ltd
By: J. Gordon Murphy, President

Date: February 13 , 2012

/s/ J. Gordon Murphy

EXHIBIT INDEX

     Exhibit Description

       99.1         Joint Filing Agreement.